

February 20, 2020

Anthony M. Jabbour
Chief Executive Officer
Star Intermediate I, Inc.
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078

>   **Re: Star Intermediate I, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted on January 24, 2020**
>   **CIK No. 0001799208**

Dear Mr. Jabbour :

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 16

1.   We refer to adjustments made to arrive at non-GAAP measures that exclude the effects or purchase accounting including but not limited to deferred revenue, incremental amortization and other incremental or reduced expenses. Please tell us in more detail why management believes that performance measures excluding the effects of purchase accounting is useful to an investor. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

2.   We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise to ensure that measures

calculated differently from EBITDA are not characterized as EBITDA. Reference is made to Question 103.01 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Risk Factors, page 21

3.   Please tell us what consideration you have given to providing disclosure regarding the risks you may face due to the realignment of your management and operating infrastructure. In this regard, we note your disclosure on pages 3 and 100 that as a result of the realignment approximately 95% of executives and 65% of members of the broader leadership team are new or in a new role.

4.   Please discuss the potential effect that cash and cash equivalents held by your foreign subsidiaries could have on your company's liquidity, if any. In this regard, we note your disclosure on page 87 that $41.2 million of your $100.6 million cash and cash equivalents are held in your China and India operations and that you intend to reinvest indefinitely all earnings form your China and India subsidiaries.

5.   Please tell us what consideration you have given to providing risk factor disclosure regarding the potential effect in your cash and liquidity position if you are unable to redeem all your Series A Preferred Stock with the net proceeds of this offering. In this regard, we note your disclosure that "[t]he Preferred Equity is entitled to cumulative dividend[s]" and that "[u]npaid dividends are accumulated and compounded quarterly regardless of whether they are declared."

Use of Proceeds, page 45

6.   Please specify the amount of Cumulative Series A Preferred Stock that you will redeem using the net proceeds of the offering.

Unaudited Pro Forma Condensed Combined Financial Data, page 54

7.   Please revise to present historical primary and fully diluted per share data based on net income and primary and fully diluted pro forma per share data based on net income together with the number of shares used to compute such per share data. Refer to Rule 11-02(b)(7) or Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 66

8.   When there are more than one causes to explain a fluctuation from period to period, please revise your discussion to quantify each cause. Refer to paragraph (a)(3) of Item 303 of Regulation S-K.

Other Income (Expense), Net, page 78

9.   Please revise to discuss the Predecessor settlement charge of $85.8 million in the period from January 1, 2019 to February 7, 2019.

Critical Accounting Policies and Estimates, page 92

10.   Estimates used to determine share-based compensation are often considered critical by companies going public. In particular, estimating the fair value of the underlying shares can be highly complex and subjective because the shares are not publicly traded. Please tell us your consideration of providing critical accounting policy disclosure to include:
   •   the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;
   •   the extent to which the estimates are considered highly complex and subjective; and
   •   the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Business, page 98

11.   In order to better understand your client contracts, please disclose the material terms of such contracts and how the contracts vary between the Finance & Risk Solutions and Sales & Marketing segments. Please ensure that your disclosure includes the length of such contracts (ex: annual or multi-year), renewal terms, pricing terms and termination provisions. Please also quantify, to the extent possible, the percentage of your client contracts that are fixed price subscription contracts versus per-item priced contracts.

12.   In an appropriate place in this section, please disclose the percentage of your clients that have contracts for only one solution versus the percentage that have contracts for multiple solutions.

13.   We note your disclosure that "[y]our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or alternative, data." Please explain what you mean by "non-traditional" or "alternative" data.

Our Transformation, page 99

14.   You state on page 100 that the number of multi-year contracts increased by 88% during the nine months ended September 30, 2019. Please disclose the percent of contracts that are multi-year contracts so that investors can better understand the significance of the increase in multi-year contracts.

Our Market Opportunity, page 103

15.   It appears that you view your market opportunity in terms of a total addressable market (``TAM´´). Please further discuss the nature of your TAM to provide additional context for investors. For example, define the markets included in your TAM, and explain how you define "big data and analytics software."

Our Solutions, page 104

16.   You present case studies of clients that have utilized your services. Please confirm that the clients have consented to these statements and to their case studies being used in your registration statement. Please also disclose the time periods covered by the case studies.

Our Competitive Strengths, page 108

17.   Please discuss how you define "revenue retention rate" as discussed here and throughout your registration statement.

Unaudited Condensed Consolidated Financial Statements of Star Intermediate I, Inc.
Note 5. Notes Payable and Indebtedness, page F-15

18.   Reference is made to your discussion of retired Predecessor debt on page F-18. Please tell us whether an expense was recorded for the make-whole payment in the Predecessor or Successor periods and if not, your basis for not recording an expense. In addition, tell us if any other expenses relating to liabilities recorded as part of the acquisition were excluded from the predecessor or successor income statements and your basis for such treatment.

Note 16. Segment Information, page F-39

19.   We note that your presentation of segment revenue contemplates deferred revenue purchase accounting adjustments. Please tell us how this presentation complies with ASC 280-10-50.

General

20.   Please define terms at first use. For example, define the terms "Paydex score" and "MAP."

        You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Adam Phippen, Staff Accountant, at 202-551-3336, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at 202-551-3792 or Erin Jaskot, Legal Branch Chief, at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services